UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.02 par value

(Title of Class of Securities)

74765E109

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,928,191 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,928,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,928,191 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Kevin Douglas and his wife, Michelle Douglas, hold 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’

Trust which holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.
(2)	Based on 27,878,545 shares of the Issuer’s common stock outstanding as of May 7, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 7,928,191 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 7,928,191 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,928,191 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days, jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust which holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.

(2)	Based on 27,878,545 shares of the Issuer’s common stock outstanding as of May 7, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on May 8, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS Tim McGaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 52,782 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 52,782 (1)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,782 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 *(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Less than one percent.
(1)	Tim McGaw holds 20,987 shares issuable upon conversion of a convertible note exercisable within 60 days, 15,505 shares issuable upon conversion of a warrant exercisable within 60 days, and 1,250 shares issuable upon conversion of stock options exercisable within 60 days. Includes 8,040 shares of unvested restricted stock.

(2)	Based on 27,878,545 shares of the Issuer’s common stock outstanding as of May 7, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on May 8, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,171,276 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,171,276 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,171,276 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.2% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	The K&M Douglas Trust holds 1,930,825 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,240,451 shares issuable upon conversion of a warrant exercisable within 60 days.

(3)	Based on 27,878,545 shares of the Issuer’s common stock outstanding as of May 7, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on May 8, 2015.

CUSIP No. 74765E109

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,756,915 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 4,756,915 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,756,915 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	The James Douglas and Jean Douglas Irrevocable Descendants’ Trust holds 2,896,238 shares issuable upon conversion of convertible notes exercisable within 60 days and 1,860,677 shares issuable upon conversion of a warrant exercisable within 60 days.

(3)	Based on 27,878,545 shares of the Issuer’s common stock outstanding as of May 7, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC on May 8, 2015.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (“Amendment”) amends and supplements the Schedule 13D filed with the SEC on September 27, 2013, as previously amended by the Schedule 13D/A filed with the SEC on January 17, 2014 (the “Schedule 13D”). This Amendment discloses the purchases of 2% senior secured Series B convertible promissory notes (the “Series B Notes”) in a private placement transaction on June 30, 2015. The Series B Notes can be converted into Common Stock of the Issuer at a conversion price of $2.3824 per share. Except as set forth in this Amendment, the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

The following items of the Schedule 13D are hereby amended as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Filers hereby add the following disclosure to Item 3:

The source and amount of funds used in purchasing the Series B Notes were as follows:

Purchaser	Source of Funds	Amount
K&M Douglas Trust	PF	$600,000
James A. Douglas & Jean Douglas Irrevocable Descendant’s Trust	PF	$900,000

ITEM 4. PURPOSE OF TRANSACTION

The Filers hereby add the following disclosure to Item 4:

The Filers purchased the Series B Notes in a private placement transaction pursuant to a convertible note purchase agreement entered into by the Filers and the Issuer on June 29, 2015 (the “Series B Purchase Agreement”), filed herewith as Exhibit 7.8, that closed on June 30, 2015. The acquisition of the Series B Notes of the Issuer by the Filers was for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Filers update the disclosure in this Item 5 as follows:

The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Reporting Person’s cover page.

The Filers effected the following transactions in Common Stock on the date indicated, and such transactions are the only transaction in the Common Stock by the Filers since 60 days before the date on the cover page of this Amendment:

1.	Purchase of Series B Notes convertible into Common Stock in a private placement by K&M Douglas Trust in the past sixty days:

Date of Purchase	Principal Amount of Series B Notes	Number of Shares of Common Stock Issuable Upon Conversion of Principal Amount
June 30, 2015	$600,000	251,846

2.	Purchase of Series B Notes convertible into Common Stock in a private placement by James Douglas and Jean Douglas Irrevocable Descendant’s Trust in the past sixty days:

Date of Purchase	Principal Amount of Series B Notes	Number of Shares of Common Stock Issuable Upon Conversion of Principal Amount
June 30, 2015	$900,000	377,770

3.	Grant of restricted shares of Common Stock to Tim McGaw in the past sixty days:

Date of Purchase	Number of Shares Received	Price Per Share
May 21, 2015	4,040	$0.00

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Filers hereby add the following disclosure to this Item 6:

On June 29, 2015, the Issuer entered into the Series B Purchase Agreement, agreeing to issue and sell Series B Notes with an aggregate principal amount of up to $2,000,000 for an aggregate purchase price of up to $2,000,000. On June 30, 2015, the transactions contemplated by the Series B Purchase Agreement closed, and pursuant thereto, the Filers purchased Series B Notes in an aggregate principal amount of $1,500,000 (such purchases, the “Series B Transaction”).

The Series B Notes mature on September 17, 2018; provided, however, during the 30-day period beginning on July 1, 2017, and upon notice provided by the holders of a majority of the outstanding principal amount of the Series B Notes, the holders can put the Series B Notes to the Issuer and the Issuer would be obligated to redeem the principal and interest then outstanding under the Series B Notes within 90 days thereafter. In addition, the Series B Notes are subject to redemption in connection with a change in control transaction. The Series B Notes are subordinated in all respects to the Issuer’s obligations to Bridge Bank, National Association, (“Bridge Bank”) and provide for a default if the Issuer’s common stock is not listed on Nasdaq or another national securities exchange as well as other customary events of default.

The Series B Notes are secured by a second lien on substantially all of the Issuer’s operating assets (excluding the Issuer’s direct and indirect ownership interests in Schneider Power Inc. (“SPI”) and each of SPI’s wholly-owned subsidiaries) pursuant to the terms of a subordinated security agreement (the “Series B Subordinated Security Agreement”) between the Company and Kevin Douglas, as collateral agent for all the Series B Note holders. The lien granted to the collateral agent on behalf of the Series B Note holders is subordinate in all respects to the first lien position of Bridge Bank.

On June 30, 2015, the Issuer and the holders of the Convertible Notes issued on September 18, 2013, including the Filers, agreed to amend Section 2(a) of the Convertible Notes (the “2013 Note Amendment”). Pursuant to the terms of the 2013 Note Amendment, the Issuer and the holders agreed to amend the commencement date of the put right held by the holders of the Convertible Notes from September 18, 2016 to July 1, 2017.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the form of Series B Purchase Agreement, the form of Series B Note, the form of Series B Subordinated Security Agreement, and the form of 2013 Note Amendment, filed herewith as Exhibits 7.8, 7.9, 7.10 and 7.11, respectively, and incorporated herein by reference. Capitalized terms used without definition in this Item 6 have the meanings attributed to them in the foregoing agreements.

None of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The Filers hereby add the following disclosure to this Item 7:

7.8	Form of Convertible Note Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2015).

7.9	Form of Convertible Note (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2015).

7.10	Form of Subordinated Security Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2015).

7.11	Form of Amendment to Convertible Notes (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 1, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2015	*Kevin Douglas
KEVIN DOUGLAS

Date: July 2, 2015	*Michelle Douglas
MICHELLE DOUGLAS

Date: July 2, 2015	Tim McGaw
TIM MCGAW

K&M DOUGLAS TRUST

Date: July 2, 2015	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: July 2, 2015	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: July 2, 2015	*Kevin Douglas
By: Kevin Douglas
Title: Trustee

Date: July 2, 2015	*Michelle Douglas
By: Michelle Douglas
Title: Trustee

*Tim McGaw

/s/ Tim McGaw
By: Tim McGaw
Attorney-in-Fact